UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

YOU ON DEMAND HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98741R108
(CUSIP Number)

John D. Vaughan, Esq.
K&L Gates LLP
New York, NY 10022
(212) 536-4006

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 98741R108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Shane McMahon
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	[ ]
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 5,733,389 (1)(3)
8. Shared Voting Power: 0 (1)(3)
9. Sole Dispositive Power: 5,733,389 (1)(3)
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:5,733,389 (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]
13.	Percent of Class Represented by Amount in Row (11): 29.818% (4)
14.	Type of Reporting Person (See Instructions): IN

(1)
This amount includes (i) 2,300,000 shares of Common Stock, (ii) 488,888 shares of Common Stock underlying options exercisable within 60 days at $3.00 per share, (iii) 23,333 shares of Common Stock underlying options exercisable within 60 days at $4.50 per share; (iv) 141,666 shares of Common Stock underlying options exercisable within 60 days at $2.00 per share; (v) 933,333 shares of Common Stock underlying 933,333 shares of the Company’s Series E Preferred Stock, par value $0.001 per share (the “Shares E Shares”), which are convertible at any time at the option of the holder into shares of Common Stock on a one-to-one basis subject to certain adjustments pursuant to the Certificate of Designation of Series E Convertible Preferred Stock, filed with the Nevada Secretary of State on January 31, 2014 (the “Series E COD”); (vi) 1,846,169 shares of Common Stock, issuable within 60 days, underlying a promissory note (defined as the “Convertible Note” in Item 5) which is convertible at any time between January 31, 2014 and December 31, 2014 at the option of Mr. McMahon into Series E Shares, which Series E Shares, if issued, will thereafter be convertible into Common Stock on a one-to-one basis subject to certain adjustments pursuant to the Series E COD.  The amounts listed above assume conversion into Common Stock by Mr. McMahon of all of his Series E Shares.  The holders of Series E Shares, if not converted into Common Stock, are entitled to vote with the holders of Common Stock on all matters and are entitled to (1.75/3.03) votes per Series E Share, and are also entitled to vote as as a separate class with respect to such matters as described in the Series E COD.  If Mr. McMahon does not opt to convert his Series E Shares or the Series E Shares underlying the Convertible Note into Common Stock, his voting power would be as follows: Sole Voting Power: 4,559,209, Shared Voting Power: 0, Sole Dispositive Power: 4,559,209 and Shared Dispositive Power: 0.

(2)
This amount includes (i) 2,300,000 shares of Common Stock, (ii) 488,888 shares of Common Stock underlying options exercisable within 60 days at $3.00 per share, (iii) 23,333 shares of Common Stock underlying options exercisable within 60 days at $4.50 per share; (iv) 141,666 shares of Common Stock underlying options exercisable within 60 days at $2.00 per share; (v) 933,333 shares of Common Stock underlying 933,333 Series E Shares, which are convertible at any time between January 31, 2014 and December 31, 2014 at the option of the holder into shares of Common Stock on a one-to-one basis subject to certain adjustments pursuant to the Series E COD; (vi) 1,846,169 shares of Common Stock, issuable within 60 days, underlying a Convertible Note (as defined in Item 5), which is convertible at any time at the option of Mr. McMahon into Series E Shares, which Series E Shares, if issued, will thereafter be convertible into Common Stock at any time at the option of the holder on a one-to-one basis subject to certain adjustments pursuant to the Series E COD.

(3)	Certain of the shares of equity securities of the Issuer held by Mr. McMahon are subject to the terms and conditions of the agreements described under Item 6.

(4)	Calculated based on 19,228,158 shares of Common Stock outstanding (15,794,768 shares outstanding as of January 31, 2014, plus

933,333 shares of Common Stock issuable upon conversion of the Series E Preferred Stock owned by Mr. McMahon, 653,888 shares of Common Stock issuable upon exercise of the options owned by Mr. McMahon and 1,846,169 shares of Common Stock underlying the Series E Shares issuable upon conversion of the Convertible Note.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements Items 3, 4, 5, 6 and 7 of that certain Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on November 19, 2013, that certain Amendment No. 2 filed with the Securities and Exchange Commission on July 19, 2013, and that certain Amendment No. 1 filed with the Securities and Exchange Commission on November 3, 2010 (as amended, the “Schedule 13D”), which relate to the common stock (the “Common Stock”), par value $0.001 per share, of YOU On Demand Holdings, Inc., a Nevada corporation (the “Issuer”). Unless otherwise indicated, capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

Prior to the Series E Financing described in Item 4 below, Mr. McMahon was the owner of 7,000,000 Series A Shares.  Pursuant to the Exchange Agreement described in Item 6 below, Mr. McMahon has agreed to exchange all of his 7,000,000 Series A Shares for 933,333 Series E Shares (the “Series E Exchange Shares”) held by C Media Limited (“C Media”).  The aggregate amount of Common Stock into which the Series E Exchange Shares may be converted is 933,333.  Holders of Series E Shares are entitled to vote with the holders of Common Stock on all matters and are entitled to (1.75/3.03) votes per Series E Share. Holders of Series E Shares are also entitled to vote as a separate class with respect to such matters as described in the Series E COD.

In addition, Mr. McMahon is the holder of a convertible promissory note dated May 10, 2012, as amended as of May 21, 2012, October 19, 2012, May 10, 2013 and January 31, 2014, and related waivers dated July 5, 2013 and November 4, 2013 (the “Convertible Note”), issued by the Issuer to Mr. McMahon.  In connection with the Series E Financing, Mr. McMahon and the Issuer entered into the Note Amendment described in Item 6 below, pursuant to which, at Mr. McMahon’s option, the Convertible Note shall be convertible into Series E Shares (the “Series E Note Shares”) at a conversion price of $1.75 per share or repayable upon demand by Mr. McMahon at any time prior to December 31, 2014.  As of the date of this Amendment No. 4, there are 1,846,169 shares of Common Stock, issuable within 60 days, underlying the Series E Preferred Stock issuable upon conversion of the Convertible Note.  The Convertible Note is alternatively, convertible into shares of Common Stock at a conversion price of $10 per share.

Mr. McMahon is also the owner of 2,300,000 shares of Common Stock and various options to purchase Common Stock of the Issuer.  As of the date of this Amendment No. 4, 488,888 shares of Common Stock underlying these options are exercisable within 60 days at $3.00 per share, 23,333 shares of Common Stock underlying these options are exercisable within 60 days at $4.50 per share and 141,666 shares of Common Stock underlying these options are exercisable within 60 days at $2.00 per share.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph after the third paragraph thereof:

On January 31, 2014, the Issuer entered into a Series E Preferred Stock Purchase Agreement (the “Series E Purchase Agreement”) with C Media and certain other investors (the “Other Investors”, and together with C Media, the “Investors”) pursuant to which the Issuer issued to the Investors an aggregate of 14,285,714 Series E Shares at a price of $1.75 per share (the “Series E Financing”), on the terms described in the Issuer’s current report on Form 8-K filed with the SEC on February 6, 2014.  In connection with the Series E Financing, Mr. McMahon entered into certain agreements described under Item 6 of this Amendment No. 4.  As further described in Item 6, these agreements constitute plans or proposals that relate to, or could result in, events or occurrences described in items (a) through (j) of item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a) Mr. McMahon beneficially owns an aggregate of 5,733,389 shares of Common Stock, which includes (i) 2,300,000 shares of Common Stock, (ii) 488,888 shares of Common Stock underlying options exercisable within 60 days at $3.00 per share, (iii) 23,333 shares of Common Stock underlying options exercisable within 60 days at $4.50 per share; (iv) 141,666 shares of Common Stock underlying options exercisable within 60 days at $2.00 per share; 1,846,169 shares of Common Stock, issuable within 60 days, underlying the Series E Note Shares; and (v) 933,333 shares of Common Stock underlying the Series E Exchange Shares.  The Series E Shares are convertible into Common Stock on a one-to-one basis subject to certain adjustments pursuant to the Series E COD.  Holders of Series E Shares, exclusively and as a separate class, are also entitled to elect the number of directors of the Issuer (the “Series E Directors”) as is permissible under NASDAQ voting rights policy, up to a maximum of three directors.  The Series E Directors may only be removed, without cause, by an affirmative vote of a majority of the holders of the Series E Shares.

This aggregate amount of 5,733,389 shares of Common Stock represents 29.818% of the total outstanding Common Stock, which is calculated based on 19,228,158 shares of Common Stock outstanding (15,794,768 shares outstanding as of January 31, 2014, plus 933,333 shares of Common Stock issuable upon conversion of the Series E Preferred Stock owned by Mr. McMahon, 1,846,169 shares of Common Stock issuable upon conversion of the Convertible Note into Series E Shares and further conversion of these Series E Note Shares into Common Stock, and 653,888 shares issuable upon exercise of the options owned by Mr. McMahon).

(b)  The Series E Exchange Shares and Series E Note Shares, as converted to Common Stock, entitle Mr. McMahon to one (1) vote per Series E Shares.  If Mr. McMahon exercises his option to convert the Series E Exchange Shares and Series E Note Shares, Mr. McMahon may therefore be deemed to have sole voting power with respect to an aggregate of 2,779,502 shares of Common Stock (933,333 shares of Common Stock underlying the Series E Exchange Shares and 1,846,169 shares of Common Stock, issuable within 60 days, underlying the Series E Note Shares).  The Series E Exchange Shares and Series E Note Shares, if not converted into Common Stock are entitled to vote with the holders of Common Stock on all matters and are entitled to (1.75/3.03) votes per Series E Share.  If Mr. McMahon does not exercise his option to convert the Series E Exchange Shares and Series E Note Shares into Common Stock, Mr. McMahon may therefore be deemed to have sole voting power with respect to an aggregate of 1,605,322 shares of Common Stock.

Additionally, as the holder of 2,300,000 Common Shares, and options exercisable within 60 days to acquire 653,888 shares of Common Stock, Mr. McMahon may be deemed to have voting power with respect to a total of 5,733,389 shares of Common Stock if the Series E Exchange Shares and Series E Note Shares are converted to Common Stock.  If the Series E Exchange Shares and Series E Note Shares are not converted to Common Stock, Mr. McMahon may be deemed to have voting power with respect to a total of 4,559,209 shares of Common Stock.  Mr. McMahon has sole voting power over all of these shares of Common Stock.

Mr. McMahon is deemed to have sole dispositive power over 5,733,389 shares of Common Stock described above in paragraph (a) if the Series E Exchange Shares and Series E Note Shares are converted into Common Stock and 4,559,210 shares of Common Stock if the Series E Exchange Shares and Series E Note Shares are not converted into Common Stock.

(c) In connection with the Series E Financing, on January 31, 2014, Mr. McMahon entered into the Exchange Agreement described in Item 6 below.  The terms of the Exchange Agreement require C Media to exchange 933,333 shares of Series E Preferred Stock for the 7,000,000 shares of Series A Preferred Stock held by Mr. McMahon.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs after the eleventh paragraph thereof:

Upon the consummation of the Series E Financing, the Amended and Restated Voting Agreement, dated as of July 18, 2013, between Mr. McMahon and C Media terminated in accordance with its terms.

In connection with the Series E Financing, Mr. McMahon, Weicheng Liu and the Investors have entered into a Voting Agreement, dated as of January 31, 2014 (the “Series E Voting Agreement”), a copy of which is being filed as Exhibit 99.6.  Pursuant to the Series E Voting Agreement, among other things, the parties thereto agreed to vote the Issuer equity securities held by each of them as well as securities acquired by each of them in the future in favor of the election and maintenance of a board of directors comprising two directors designated by Mr. McMahon, two directors designated by Weicheng Liu, and three directors designated by C Media.  In addition, each of the parties agreed that nothing in the Series E Voting Agreement will (a) limit or affect any actions or omissions taken by any party in his capacity as a director or officer of the Company, and no such actions or omissions will be deemed a breach of the Series E Voting Agreement or (b) will be construed to prohibit, limit or restrict any party from exercising such party’s fiduciary duties as an officer or director of the Company or any of its subsidiaries or their respective stockholders.  The term of the Series E Voting Agreement is three years.

In addition, in connection with the Series E Financing, Mr. McMahon entered into an Exchange Agreement by and among Mr. McMahon, C Media and the Issuer, dated as of January 31, 2014, a copy of which is being filed as Exhibit 99.7.  The terms of the Exchange Agreement require C Media to exchange 933,333 shares of Series E Preferred Stock for the 7,000,000 shares of Series A Preferred Stock held by Mr. McMahon.

Mr. McMahon also entered into an Employment Agreement with the Issuer (the “Employment Agreement”) a copy of which is being filed as Exhibit 99.8, in connection with his position as Chairman of the Issuer.  Pursuant to the Employment Agreement, Mr. McMahon will be paid a base salary of $300,000 per year (the “Base Salary”) in shares of the Issuer’s Common Stock (the “Employee Shares”) to be issued on a periodic basis to be agreed by the Company and Mr. McMahon.  The Common Stock issued pursuant to the Employment Agreement shall be registered pursuant to the Securities Act of 1933, as amended, in a manner to be agreed by the Company and Mr. McMahon. The number of shares of Common Stock payable under the Employment Agreement will be determined by dividing (i) the amount equal to (A) a fraction, the numerator of which represents the number of months in respect of which the shares of Common Stock are being issued and the denominator of which is twelve (12), multiplied by (B) the Base Salary, by (ii) the average trading price of shares of the Company’s Common Stock during the twenty (20) day trading period ending on the last day of the period in respect of which the Company is issuing Employee Shares.  At the time of this Amendment No. 4, no Employee Shares have been issued.

Additionally, in connection with the Series E Financing, Mr. McMahon and the Issuer entered into an Amendment No. 4 to the Convertible Note (the “Note Amendment”), a copy of which is being filed as Exhibit 99.9, pursuant to which, at Mr. McMahon’s option, the Convertible Note shall be convertible into shares of Series E Preferred Stock at a conversion price of $1.75 per share, or repayable upon demand by Mr. McMahon, at any time prior to December 31, 2014.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following sentences at the end thereof:

A copy of the Series E Voting Agreement described under Item 6 above is attached as Exhibit 99.6 hereto.

A copy of the Exchange Agreement described under Item 6 above is attached as Exhibit 99.7 hereto.

A copy of the Employment Agreement described under Item 6 above is attached as Exhibit 99.8 hereto.

A copy of the Note Amendment described under Item 6 above is attached as Exhibit 99.9 hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:    February 11, 2014

SHANE MCMAHON

/s/ Shane McMahon